[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

May 9, 2016

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addition of Class R6 Shares

Dear Ms. Bentzinger:

On behalf of the below listed registrants (the “Registrants”), this letter is written to request a limited review of the filings filed with the Securities and Exchange Commission on April 29, 2016 for the following Registrants and funds:

●	Nuveen Investment Funds, Inc.:

●	Nuveen Global Infrastructure Fund

●	Nuveen Real Asset Income Fund

●	Nuveen Small Cap Growth Opportunities Fund

●	Nuveen Small Cap Value Fund

●	Nuveen Investment Trust:

●	Nuveen NWQ Small/Mid-Cap Value Fund

●	Nuveen Concentrated Core Fund

●	Nuveen Large Cap Core Fund

●	Nuveen Large Cap Growth Fund

●	Nuveen Large Cap Value Fund

●	Nuveen Investment Trust II:

●	Nuveen Symphony Low Volatility Equity Fund

●	Nuveen International Growth Fund

●	Nuveen Investment Trust III:

●	Nuveen Symphony High Yield Bond Fund

●	Nuveen Investment Trust V:

●	Nuveen NWQ Flexible Income Fund

●	Nuveen Preferred Securities Fund

●	Nuveen Municipal Trust:

●	Nuveen All-American Municipal Bond Fund

●	Nuveen High Yield Municipal Bond Fund

These filings were made to add Class R6 shares to each of the above listed funds (the “Funds”). Class R6 shares are proposed to be offered to certain eligible investors without any sales charges or ongoing service or distribution fees. Because the investment objectives, strategies and risks have not changed, the Registrants are seeking a limited review for the purpose of adding Class R6 shares to the Funds.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren